Exhibit 99.1

Dada Announces Unaudited Second Quarter 2023 Financial Results

SHANGHAI, China, Aug. 15, 2023 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Total net revenues in the second quarter were RMB2,810.6 million, an increase of 23.2% year over year from RMB2,281.1 million in the same period of 2022.

•	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended June 30, 2023 was RMB70.8 billion, an increase of 29.8% year over year from RMB54.6 billion in the same period of 2022.

“We are proud to announce our first-ever positive quarterly non-GAAP net income1,” said Mr. Jeff He, President of Dada. “The remarkable milestone demonstrates the competitive viability of our unique business model and a result of our strategy to pursue high-quality growth. Convinced of the long-term market potential in the on-demand retail and delivery industry, we will continue to create sustainable value for all our stakeholders by deepening our partnership with retailers and brand owners, optimizing consumer experience, bringing flexible employment opportunities to riders, and strengthening our strategic cooperation with JD.com.”

“With consistent strategy and strong execution, we successfully turned profitable on a non-GAAP basis while maintaining strong growth momentum,” said Mr. Beck Chen, Chief Financial Officer of Dada. “In the second quarter, our revenue grew by over 23% year over year. Meanwhile, our non-GAAP net margin1 improved by over 17 percentage points year over year.”

Second Quarter 2023 Financial Results

Total net revenues were RMB2,810.6 million, an increase of 23.2% year over year from RMB2,281.1 million in the same period of 2022.

	For the three months ended June 30,
	2022	2023
	(RMB in thousands)
Net Revenue
Dada Now
Services	793,844	965,773
Sales of goods	21,791	14,661
Subtotal	815,635	980,434
JDDJ
Services note (1)	1,460,612	1,830,165
Sales of goods	4,845	—
Subtotal	1,465,457	1,830,165
Total	2,281,092	2,810,599

Note:

(1) Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB897,223 and RMB1,185,197 for the three months ended June 30, 2022 and 2023, respectively; and (ii) fulfillment services and others of RMB563,389 and RMB644,968 for the three months ended June 30, 2022 and 2023, respectively.

•	Net revenues generated from Dada Now increased by 20.2% from RMB815.6 million in the second quarter of 2022 to RMB980.4 million in the second quarter of 2023, mainly driven by the increases in order volume of intra-city delivery service to chain merchants.

•	Net revenues generated from JDDJ increased by 24.9% from RMB1,465.5 million in the second quarter of 2022 to RMB1,830.2 million in the second quarter of 2023, mainly due to the increase in GMV. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also contributed to the increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB3,017.8 million, compared with RMB2,909.3 million in the same quarter of 2022.

•	Operations and support costs were RMB1,716.8 million, compared with RMB1,431.3 million in the same quarter of 2022. The increase was primarily due to (i) an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants, and (ii) an increase in costs for promotional activities.

•	Selling and marketing expenses were RMB1,136.7 million, compared with RMB1,190.2 million in the same quarter of 2022. The decrease was primarily due to (i) a decrease in advertising and marketing expenses, and (ii) a decrease in incentives to JDDJ consumers.

•	General and administrative expenses were RMB56.4 million, compared with RMB99.9 million in the same quarter of 2022. The decrease was primarily due to efficient expense control measures and decreased share-based compensation expenses.

•	Research and development expenses were RMB102.0 million, compared with RMB160.0 million in the same quarter of 2022. The decrease was mainly attributable to the decrease in research and development personnel cost.

Loss from operations was RMB197.0 million, compared with RMB608.7 million in the same quarter of 2022.

Non-GAAP loss from operations2 was RMB28.6 million, compared with RMB424.2 million in the same quarter of 2022.

Net loss was RMB158.7 million, compared with RMB578.8 million in the same period of 2022.

Non-GAAP net income1 was RMB8.4 million, compared with a loss of RMB395.6 million in the same period of 2022.

Net loss attributable to ordinary shareholders of Dada was RMB158.7 million, compared with RMB578.8 million in the same quarter of 2022.

Non-GAAP net income attributable to ordinary shareholders of Dada3 was RMB8.4 million, compared with a loss of RMB395.6 million in the same quarter of 2022.

Basic and diluted net loss per share was RMB0.15, compared with RMB0.60 for the second quarter of 2022.

Non-GAAP basic and diluted net income per share4 was RMB0.01, compared with a loss of RMB0.41 for the second quarter of 2022.

As of June 30, 2023, the Company had RMB3,945.1 million in cash, cash equivalents, restricted cash and short-term investments, a decrease from RMB4,370.4 million as of December 31, 2022.

Environment, Social Responsibility and Corporate Governance

•	At the end of May, Dada published its 2022 ESG report. The report details Dada’s ESG commitments and key initiatives featuring shareholders, employees, users, partners, and the community. Dada continues to optimize its ESG practices and aims to share its sustainable development philosophy with the wider public by continuously enhancing the transparency of its disclosures.

•	Dada recently added a dedicated Rider Care module on the Dada Now Rider Version App, where riders can find information about rider care events, exclusive benefits, among others. At the beginning of July, Dada rolled out Summer Care campaign for the 8th consecutive year, providing riders with subsidies for working in hot weather, distributing heat stroke prevention kits, and setting up stations with medicine boxes, freezers, and other supplies across the country to enhance riders’ delivery experience.

•	Dada has also extended care to our riders’ family. In May, Dada officially launched the College Scholarship program, which provides scholarships to riders’ children who have financial difficulty but excel academically.

•	Hot weather poses challenge for all outdoor workers. In July, Dada cooperated with merchants and brand owners to set up “Free Water” stations in cities including Beijing and Shanghai to provide people exposed to high temperature with free drinking water.

Business Outlook

For the third quarter of 2023, Dada expects total net revenues to be between RMB2,800 million and RMB3,000 million, representing year-over-year growth of 17.6% to 26.0%. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties.

Conference Call

The Company will host a conference call to discuss the earnings at 9:30 p.m. Eastern Time on Tuesday, August 15, 2023 (9:30 a.m. Beijing time on Wednesday, August 16, 2023).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10032494-tehc6s.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through August 23, 2023.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10032494

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1,233,974	529,255
Restricted cash	433,895	394,153
Short-term investments	2,702,524	3,021,686
Accounts receivable	313,502	402,429
Inventories, net	8,826	6,862
Amount due from related parties	1,060,987	1,092,767
Prepayments and other current assets	606,502	319,007
Total current assets	6,360,210	5,766,159
Non-current assets
Property and equipment, net	16,849	11,095
Goodwill	957,605	957,605
Intangible assets, net	1,665,320	1,734,412
Operating lease right-of-use assets	37,592	24,920
Other non-current assets	8,223	8,358
Total non-current assets	2,685,589	2,736,390

TOTAL ASSETS	9,045,799	8,502,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	100,000	—
Accounts payable	9,791	10,314
Payable to riders and drivers	794,320	684,629
Amount due to related parties	147,003	132,079
Accrued expenses and other current liabilities	931,943	671,619
Operating lease liabilities	24,460	18,092
Total current liabilities	2,007,517	1,516,733

Non-current liabilities
Deferred tax liabilities	21,988	19,482
Non-current operating lease liabilities	16,574	4,999
Total non-current liabilities	38,562	24,481

TOTAL LIABILITIES	2,046,079	1,541,214

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 1,079,881,662 and 1,098,809,538 shares issued, 1,021,923,242 and 1,047,404,218 shares outstanding as of December 31, 2022 and June 30, 2023, respectively)	688	706
Additional paid-in capital	20,599,549	20,939,237
Accumulated deficit	(13,824,234)	(14,333,409)
Accumulated other comprehensive income	223,717	354,801
TOTAL SHAREHOLDERS’ EQUITY	6,999,720	6,961,335

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,045,799	8,502,549

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME (LOSS)

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
Net revenues	2,281,092	2,810,599	4,306,413	5,386,099
Costs and expenses
Operations and support	(1,431,286)	(1,716,808)	(2,701,559)	(3,154,043)
Selling and marketing	(1,190,244)	(1,136,655)	(2,304,708)	(2,453,298)
General and administrative	(99,942)	(56,431)	(200,751)	(134,998)
Research and development	(160,038)	(101,964)	(324,711)	(230,759)
Other operating expenses	(27,764)	(5,978)	(41,802)	(18,926)
Total costs and expenses	(2,909,274)	(3,017,836)	(5,573,531)	(5,992,024)
Other operating income	19,462	10,286	32,710	22,607
Loss from operations	(608,720)	(196,951)	(1,234,408)	(583,318)

Other income/(expenses)
Interest expenses	(1,388)	(356)	(2,210)	(807)
Others, net	30,008	37,327	51,025	72,444
Total other income	28,620	36,971	48,815	71,637
Loss before income tax benefits	(580,100)	(159,980)	(1,185,593)	(511,681)
Income tax benefits	1,253	1,253	2,506	2,506
Net loss	(578,847)	(158,727)	(1,183,087)	(509,175)
Accretion of convertible redeemable preferred shares	—	—	—	—
Net loss attributable to ordinary shareholders of Dada	(578,847)	(158,727)	(1,183,087)	(509,175)

Net loss per share
Basic	(0.60)	(0.15)	(1.18)	(0.49)
Diluted	(0.60)	(0.15)	(1.18)	(0.49)

Weighted average shares used in calculating net loss per share
Basic	968,860,766	1,041,624,988	1,005,163,182	1,032,477,485
Diluted	968,860,766	1,041,624,988	1,005,163,182	1,032,477,485

Net loss	(578,847)	(158,727)	(1,183,087)	(509,175)
Other comprehensive income/(loss)
Foreign currency translation adjustments	192,576	160,986	188,876	131,084
Total comprehensive income/(loss)	(386,271)	2,259	(994,211)	(378,091)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
Loss from operations	(608,720)	(196,951)	(1,234,408)	(583,318)
Add:
Share-based compensation expense	55,720	42,220	110,732	79,701
Intangible assets amortization	128,753	126,172	198,066	258,428
Non-GAAP loss from operations	(424,247)	(28,559)	(925,610)	(245,189)

Net loss	(578,847)	(158,727)	(1,183,087)	(509,175)
Add:
Share-based compensation expense	55,720	42,220	110,732	79,701
Intangible assets amortization	128,753	126,172	198,066	258,428
Income tax benefit	(1,253)	(1,253)	(2,506)	(2,506)
Non-GAAP net income/(loss)	(395,627)	8,412	(876,795)	(173,552)

Accretion of convertible redeemable preferred shares	—	—	—	—

Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada	(395,627)	8,412	(876,795)	(173,552)

Non-GAAP net loss per share
Basic	(0.41)	0.01	(0.87)	(0.17)
Diluted	(0.41)	0.01	(0.87)	(0.17)

Weighted average shares used in calculating net loss per share
Basic	968,860,766	1,041,624,988	1,005,163,182	1,032,477,485
Diluted	968,860,766	1,048,165,062	1,005,163,182	1,032,477,485

1 Non-GAAP net income (loss) represents net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

2 Non-GAAP income (loss) from operations represents income (loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin equals non-GAAP income (loss) from operations divided by total net revenues.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Dada is net income (loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

4 Non-GAAP net income (loss) per share is non-GAAP net income (loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.